SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November 13, 2009, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated November 13, 2009, the Company reported that the Board of Directors, in accordance with the resolutions of the Shareholders’ Meeting dated October 29, 2009, has decided to initiate the process of distribution among the shareholders, on a pro rata basis, of 25,000,000 of its own ordinary shares, acquired by the Company during the fiscal period 2008-2009.

Please find bellow, a transcription of the notice to the shareholders.

ALLOTMENT OF TREASURY STOCK ISSUED BY CRESUD SACIF Y SHARED PRO RATA AMONG THE SHAREHOLDERS

It is hereby informed to the shareholders of CRESUD SACIF Y A that in accordance with the decision adopted by the Extraordinary and Ordinary General Shareholder’s Meeting held on October 29th 2009, and with that set forth by the Board of Directors in their meeting dated as of November 13th 2009 according to the faculties delegated by said Shareholders’ Meeting, it has been decided to allot the treasury stock of the company, which were appropriately purchased to a total of 25,000,000 of ordinary nominal stock not – endorsable worth 1 vote each and V$N 1 each, according to the following terms:

Agent: Bank Of New York Mellon

Date of initiation of the operation: November 23rd 2009

Record Date: November 20th 2009

Amount allowed by the Shareholders’ Meeting: 25,000,000 shares.

The abovementioned allotment of shares is calculated over the outstanding capital stock up to October 29th 2009 of $471,538,610 (meaning 0.05301792784 ADRs per ADR).

The fraction shares will be settled in cash in accordance with the rules of the Bolsa de Comercio de Buenos Aires about fractions that are smaller than one share or one ADR.

THE BOARD

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 16, 2009.